Exhibit 99.1

G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) Announces Share Repurchase Program

Irvine, California, May 20, 2022, G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) (the “Company”) today announced that its board of directors has authorized a share repurchase program to acquire up to $1 million of the Company's ordinary shares (the “Repurchase Plan”). The Company may purchase ordinary shares from time to time in the open market, through privately negotiated transactions, or any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases shall be made in compliance with the rules of the United States Securities and Exchange Commission (the “SEC”) and other applicable legal requirements. As of May 17th, 2022, the Company had approximately $3 million of cash, $6 million in account receivables and had 24,386,680 ordinary shares outstanding.

The Company may repurchase all or a portion of the authorized repurchase amount. The Repurchase Plan does not obligate the Company to repurchase any specific number of the ordinary shares and may be suspended or terminated at any time at management’s discretion.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms.

The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward looking statement in this press release when it discusses that it may repurchase ordinary shares from time to time in the open market, all or a portion of the authorized repurchase amount through privately negotiated transactions, or any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com